Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

John.Falco@troutman.com

April 30, 2021

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Karen Rossotto, Senior Counsel and Tony Burak, Staff Accountant

Re:                             StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853

1933 Act File No. 333- 251349

Dear Ms. Rossotto and Mr. Burak:

This letter responds to the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Company’s registration statement on Form N-2, filed on December 14, 2020 under the Securities Act of 1933 and under the Investment Company Act of 1940 provided on January 13 and January 15, 2021.  We have organized this letter by setting forth the Staff’s comments regarding accounting disclosures followed by the Staff’s comments regarding disclosure. The Staff’s comments are provided in italicized text followed by the Trust’s response. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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Accounting Staff Comments

1.              On the page preceding the Prospectus table of contents, it appears that the values inserted for NAV and stock market price are inverted.  Also consider providing information as of a later date to the extent available.

Response:  The Prospectus has been revised as requested.

2.              On page 14 of the Prospectus, in the Fee Table, please confirm whether any acquired fund fees and expenses should be disclosed as a separate line item if they are greater than one basis point, or if they can be included in “Other Expenses” if less than one basis point.  Please revise the footnotes to the Fee Table as necessary in light of this comment.

Response:  The Fund’s acquired fund fees and expenses for the fiscal year ended December 31, 2020 were less than one basis point.  Accordingly, the line item “Acquired fund fees and expenses” has been deleted.

3.              On page 16 of the Prospectus, in the “Financial Highlights” section, please reference the semi-annual shareholder report, in addition to the annual shareholder report, and note that these documents are incorporated by reference.

Response:  The Prospectus has been revised as requested.

4.              On page 33 of the Prospectus, under the “Effects of Leverage” section, please ensure all information required to be provided by Item 4 of Form N-2 is provided in the tabular format indicated in that Item.

Response:  The Prospectus has been revised as requested.

5.              On page 90 of the Prospectus, in the section entitled “Incorporation by Reference”, please add a reference to the semi-annual shareholder report.  Also, consider incorporating by reference the Company’s filings under Form 8-K.

Response:  The Prospectus has been revised as requested.

6.              On page S-18 of the Statement of Additional Information (“SAI”), add a reference to the Company’s semi-annual shareholder report.

Response:  The SAI has been revised as requested.

Disclosure Staff Comments

1.              On the cover of the Prospectus, under “Investment Objectives,” delete the second sentence and consider including such disclosure in the discussion of the Company’s investment strategy.  Make corresponding changes throughout the Registration Statement.

Response:  The Prospectus has been revised as requested.

2.              On the cover page of the Prospectus and throughout the Registration Statement, update to a later date the disclosure of the Company’s net asset value and market prices for its common stock to the nearest date practicable.

Response:  The Prospectus has been revised as requested.

3.              Under the “Investment Strategies” section on page 1 of the Prospectus, provide additional disclosure with respect to “companies that provide goods and services provided to banks” including they types of good and services provided, and consider adding an illustrative list.

Response: The Prospectus has been revised to remove such language.  To the extent that the Company invests in such companies such investment will be limited to 20% of the Company’s assets.

4.              Provide a plain English discussion of alternative capital securities in the Prospectus Summary that describes alternative capital securities including structure, they manner in which the Company invests in them, and related risks.  Provide an indication of the extent of the Company’s investments into such securities, or a range of expected investment as a percentage of the Company’s assets.  provide similar disclosure throughout the Prospectus, as appropriate.

Response:  The Prospectus has been revised to address the Staff’s comment.  In particular, the Prospectus has been revised to use the term “regulatory capital securities” rather than “alternative capital securities” in order to align with the purpose for such securities issuance by a bank (i.e., to maintain or reduce a bank’s regulatory capital requirements).  Additionally, disclosure describing regulatory capital securities generally and the manner in which the Company invests in regulatory capital securities through credit-linked notes has been added.

5.              On page 1, in the “Investment Strategies” section of the Prospectus, clarify that the Company invests in securities issued by banks (rather than securities) seeking regulatory capital.  make this change throughout the Prospectus as appropriate.

Response:  The Prospectus has been revised as requested.

6.              If investment in foreign securities and currencies is a principal investment strategy, on page 1, in the Investment Strategies section of the Prospectus, clarify the extent to which the Company invests in foreign securities or currencies and add risk disclosure.

Response: The Prospectus has been revised to address the Staff’s comment and to reflect that the Fund invests in foreign securities as a principal investment strategy.  Corresponding risk disclosure regarding foreign securities risk and foreign currency risk has also been added.

7.              On page 1, in the “Investment Strategies” section of the Prospectus, clarify whether the Company’s investments in collateralized loan obligations (“CLOs”) are collateralized by a diversified pool of loans that are rated by a nationally recognized statistical ratings organization (“NRSRO”), or whether such collateral is less diversified and/or unrated.  If the loans are not rated by a NRSRO, provide more detail regarding the structure and attendant risks of any such CLO.

Response: The Prospectus has been revised to address the Staff’s comment.

8.              On page 2, in the section of the Prospectus labeled “Our Advisor,” clarify the entity or entities referred to by the “firm” when describing the assets under management by the “firm.”

Response:  The Prospectus has been revised as requested.

9.              On page 3 of the Prospectus, under “Risks Related to Our Operations,” clarify the reference to unrated, illiquid securities to disclose that the Company may not be able to sell securities at the price at which it values them.  In addition, explain what “non-cumulative” means in the reference to “up to 100% of non-cumulative preferred equity securities.”

Response:  The Prospectus has been revised to address the Staff’s comments.  References to non-cumulative preferred equity securities and TARP have been removed in the Prospectus Summary because the Company’s investment in TARP are not a principal investment strategy of the Fund.  Disclosure has been added to the paragraph titled “Preferred and Common Equity Assets” in section “The Company-Investments” explaining that non-cumulative means that dividends are discretionary and an issuer will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if the issuer has not declared such dividend for such period, whether or not dividends are declared for any subsequent dividend period.

10.       To the extent the Company’s investment in TARP is a principal investment strategy (i.e., greater than 5% of the Company’s assets), disclose relevant information regarding the Company’s TARP investments in the “Prospectus Summary” and “Investment Strategies” and “Risks” sections of the Prospectus.

Response: The Prospectus has been revised to reflect that the Company’s investment in TARP securities is not a principal investment strategy.

11.       Consider revising longer descriptions of risk factors in the “Summary of Principal Risks” of the Prospectus Summary so that the descriptions are abbreviated summaries of the relevant risk factors.

Response:  The Prospectus has been revised as requested.

12.       On page 11 of the Prospectus, clarify whether the description of TARP stock issued by banks remains accurate as of the date of the Prospectus, and revise to conform to plain English standards to the extent necessary.

Response: See response to Comment 10. The disclosure regarding TARP has been removed from the Prospectus.

13.       Provide supplementally to the SEC Staff copies of the Company’s agreements with CAB Marketing, LLC and CAB, L.L.C., which are referenced in footnote 7 of the fee table on page 15 of the Prospectus.

Response: The requested agreements will be provided under separate cover.

14.       On page 19 of the Prospectus in the second paragraph under the heading “Our Adviser,” clarify that the assets under management are those of ArrowMark Partners.

Response:  The Prospectus has been revised as requested.

15.       On page 21 of the Prospectus, in the discussion of “Long-Term Resiliency of Community Banks,” further discuss what “failure” means in the context of community banks’ rate of failure.  Please make corresponding changes throughout the Prospectus as appropriate.

Response:  The Prospectus has been revised as requested.

16.       On page 21 of the Prospectus, under the discussion of “Greater Equity Cushions,” revise the discussion of common equity to clarify that federal and state banking regulators do not provide an endorsement of such securities.

Response:  The Prospectus has been revised as requested.

17.       On page 22 of the Prospectus, under the discussion of “Experience in the Community Banking Sector,” consider deleting disclosure regarding RAMPART as it appears redundant to disclosure regarding “Specialized/Proprietary Systems” below.

Response:  The Prospectus has been revised as requested.

18.       On page 22 of the Prospectus, under the discussion of “ArrowMark Pipeline,” clarify that the $3.69 billion invested in alternative capital securities since 2010 has been invested on behalf of ArrowMark clients and not ArrowMark or the Company.

Response:  The Prospectus has been revised as requested.

19.       On page 23 of the Prospectus, under the discussion of “Preferred and Common Equity Assets,” consider whether the reference to covered call options on bank equity securities appropriately belongs in this discussion, or whether it should be moved elsewhere.

Response:  The Prospectus has been revised to clarify that the Company may write covered calls on equity securities generally.

21.       On page 27 of the Prospectus, consider revising the discussion of “Undervalued Investments” as it may imply that the Company utilizes a value investing strategy.

Response:  This discussion has been removed from the Prospectus.

22.       On page 29 of the Prospectus, consider deleting or revising the reference to covered calls under the discussion of “Warrants and Options” under the heading “Investment Structure for Direct Investments in Community Banks”.

Response:  The Prospectus has been revised as requested.

23.       On page 30 of the Prospectus, under the discussion of “Monitoring of Investments,” consider modifying the reference to “the original investment thesis” to clarify that investments are monitored on an on-going basis.

Response:  This discussion has been removed from the Prospectus.

24.       Revise the discussion of “Properties” on page 31 of the Prospectus to clarify that the Company does not own any offices.

Response:  This discussion has been removed from the Prospectus.

25.       Confirm supplementally to the SEC staff that the lawsuits discussed under “Legal Proceedings” on pages 31 and 32 of the Prospectus are not material.

Response:  Confirmed.  In March 2021, the parties agreed to a settlement pursuant to which the plaintiff agreed to dismiss both the Federal Lawsuit and the State Lawsuit.  The Court of Appeals has dismissed the Federal Lawsuit and the plaintiff has filed a notice of voluntary dismissal in each of the federal district court and New York state court.  The Company is awaiting the formal dismissal of both suits.  Accordingly, the Prospectus has been revised to remove the disclosure regarding the lawsuits.

26.       On page 33 of the Prospectus, under the section “Effects of Leverage”, ensure that all information required to be provided by Item 4 of Form N-2 is provided in the tabular format indicated in Item 4 of Form N-2.

Response:  The Prospectus has been revised as requested.

27.       We are aware of certain legal and regulatory changes undertaken in response to COVID-19, some of which are designed to protect borrowers, that may impact banks in particular ways.  If responses to COVID-19 have impacted banks’ abilities to monitor credit trends in a timely way, or engage in certain activities to protect their loans, then consider the need for specific risk disclosure on these topics.  In addition, to the extent that the Company’s investment process has been revised as a result of COVID-19, ensure that disclosure is updated as well.

Response:  The Prospectus has been revised to address the Staff’s comment.  In particular, the Prospectus Summary includes new disclosure regarding recent market disruptions and discloses the following with respect to the impact of COVID-19 on the banking sector:

With respect to the banking sector, certain legal and regulatory changes, including the Coronavirus Aid, Relief and Economic Security Act (CARES Act) and the Consolidated Appropriations Act, provide for certain commercial and consumer protections which have altered and may continue to alter the profitability of the transactions in which banks engage, such as by allowing borrowers to delay payments on loans or other obligations and imposing other costs on banks. These laws have also delayed and restricted and may continue to delay or restrict banks’ ability to realize the value of collateral by, for example, providing temporary foreclosure protection and eviction protection even when bank customers are in breach of their obligations to a bank. These laws may be extended or increased in scope, and other laws may be enacted in response to the pandemic that have similar or broader effects on the banks in which we invest. Banks may also be limited in their ability to realize the value of collateral as a result of court closures and related delays. Moreover, collateral may be liquidated at prices insufficient to recover the full amount of exposure to a bank as a result of deteriorating economic conditions and volatile markets. Additionally, other legislative actions related to employee benefits and the treatment of employees have negatively impacted and may continue to negatively impact the banking sector by increasing administrative, compensation and benefits costs by, for example, mandating coverage of certain COVID-19 related testing and treatment or mandating additional paid or unpaid leave. Further governmental action that is taken to mitigate the economic effects of the pandemic, as well as additional compensation or benefit actions taken by a bank, could adversely affect a bank’s financial condition and results of operations, possibly materially, in other ways that are not known now. In addition, the Federal Reserve, in response to the pandemic lowered its target for the federal funds rate and has signaled that it expects to keep interest rates at a low level for through at least 2023. As a result of the high percentage of a bank’s assets and liabilities that are in the form of interest-bearing or interest-related instruments, this change in interest rates has had and likely will continue to have a material adverse impact on the profitability of the banks in which the Company invests.

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We trust that this response addresses the Staff’s comments.  If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:                                John M. Ford, Esq.